CUTLER LAW GROUP

M. Richard Cutler, Esq                                                              Corporate Securities Law
Admitted in California & Texas

August 25, 2016

Securities and Exchange Commission
100 F. St., NE
Washington, DC 20549-4561
Attn:            Katherine Wray, Attorney-Advisor
Office of Information Technologies and Services

Re:            Scottline Healthcare Solutions, Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed August 23, 2016
File No. 024-10575

Gentlemen and Ladies:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Scottline Healthcare Solutions, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a notice of qualification for the above-referenced Offering Statement on Form 1-A, as amended, so that it may be qualified on Friday, August 26, 2016, at 10:00 am EST, or as soon thereafter as is practicable.

Thank you for your time and for your assistance with this matter.  Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714